Filed by 180 Degree Capital Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: 180 Degree Capital Corp.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: July 15, 2025

On July 15, 2025, 180 Degree Capital Corp. held a shareholder update call that included discussion of slides that are included hereto as Annex A.

180 Degree Capital “TURN”/Mount Logan Capital Inc. – 180 Degree Capital Corp’s shareholder update call

Tuesday, July 15, 2025 – 1:00 PM ET

INTRO

Operator

Good afternoon, ladies and gentlemen, and thank you for standing by. Welcome to 180 Degree Capital Corp’s Shareholder Update Call.

All participants are currently in a listen only mode. Following our prepared remarks, we will open the line to questions. If you would like to ask a question, please type *1 on your phone or click on the “ask a question” icon if you are participating via your computer. We would like to remind participants that this call is being recorded and that we will be referring to a slide deck that we have posted on our investor relations website at ir.180degreecapital.com under News/Events. As required by securities regulation related to our proposed business company and proxy rules, we will also post a transcript of this call on the SEC’s EDGAR system and our website.

Please turn to our safe harbor statement and other disclosures on slides 2-5. This presentation may contain statements of a forward-looking nature relating to future events. Statements contained in this presentation that are forward-looking statements are intended to be made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect the Company’s current beliefs, and a number of important factors could cause actual results to differ materially from those expressed herein.

Please see the Company’s filings with the Securities and Exchange Commission for a more detailed discussion of the risks and uncertainties associated with the Company’s business that could affect the Company’s actual results. Except as otherwise required by Federal securities laws, 180 Degree Capital Corp. undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties.

I would now like to introduce your host for today's conference, Mr. Kevin Rendino, Chief Executive Officer of 180 Degree Capital. Mr. Rendino, you may begin.

MANAGEMENT COMMENTARY

Kevin Rendino – CEO, 180 Degree Capital:

Thank you and good afternoon everyone. Daniel Wolfe, our President and Portfolio Manager, and I would like to welcome you to our call this morning. We would also like to note that Ted Goldthorpe, CEO of Mount Logan, along with other members of the Mount Logan team are here today and you will have an opportunity to hear from them as well shortly.

It has been a long road to get to this point, but we could not be more excited for the future ahead for all of 180 Degree Capital’s shareholders as we are finally through the SEC review process and able to seek approval for our proposed business combination with Mount Logan Capital. As I said Ted Goldthorpe is here with us today to talk more about the future for our combined companies.

I know we’ve discussed this before, and with voting about to begin, it’s a good time to revisit where we started, what we’ve accomplished, and how we’ve positioned 180 Degree Capital for growth as part of Mount Logan Capital. Ted will speak to the future of our combined companies, and then Daniel and I will address recent public commentary. We’ll open the line for questions afterward. Apologies in advance for the length of our remarks—there’s a lot to cover on the quarter, the year, the business combination, and more. If we don’t get to your question today, please reach out anytime—we’re always happy to follow up. We’ve remained transparent and responsive since day one, and while we’ve held off on calls to respect the SEC process, now that our materials have been declared effective, we’re glad to be back in touch. Our lines are always open.

In 2016, Harris & Harris Group faced a critical turning point—an illiquid venture portfolio with limited return visibility and over $6 million in annual expenses. After engaging with the Board, I was invited to join as a director, with Daniel—then in management—actively involved in the process. It quickly became clear that a strategic overhaul was essential. The Board’s decision to pivot the business was a strong example of sound governance. Daniel and I proposed a plan to restructure the company, through two key actions (1) reducing operating costs, and (2) implementing a strategy focused on controlling investment timing and exits.

Drawing from my 24+ year experience managing value funds at Merrill Lynch and BlackRock, and then another 5 of small cap activism, we shifted to investing in small- and micro-cap public companies using a constructive activist approach—bringing transparency and liquidity that the prior model lacked. We cut expenses by more than half overnight: exiting our NYC office, reducing headcount, and converting to a closed-end fund to lower regulatory costs. This change, while eliminating stock-based compensation, prioritized shareholder value over management benefit. Our goal was to transform the balance sheet from 80% illiquid assets to fully liquid holdings, build a track record of performance, and establish a reputation for value creation. We succeeded—both absolutely and relatively. While some may try to discredit the turnaround we led at 180 Degree Capital, the facts speak for themselves.

Since taking over, we’ve achieved a meaningful turnaround at 180 Degree Capital—both in absolute terms and relative to where we started. While there have been differing opinions about our strategy and results, it’s important to ground the conversation in facts. We’ll address some of the recent commentary later in this call, but for now, let’s focus on the progress we’ve made and the value we’ve created for shareholders.

Since assuming leadership in 2017 through June 30, 2025, our investment strategy has generated approximately $38.7 million in gains—or $3.87 per share—for shareholders, representing a gross total return of +253% and an IRR of +16%. This compares favorably to the Russell Microcap Index’s +66.6% return and +6.2% IRR over the same period. At the outset, we inherited a legacy portfolio of illiquid venture investments comprising 80% of the balance sheet, which reduced NAV by $24.1 million, or $2.41 per share. Had the prior Board not shifted the company’s strategic direction, this decline—combined with over $6 million in legacy expenses— the outcome for shareholders could have been far worse. It’s important to recognize that this loss stemmed from legacy assets and not from 180 Degree Capital’s current investment strategy. Since then, I’ve personally invested in over 800,000 shares—primarily with after-tax dollars—demonstrating our alignment with shareholders.

In Q4 2023, we successfully completed the transformation of our balance sheet—from 80% illiquid venture investments to 99% liquid assets and cash. With this transition behind us, two key developments followed. First, certain investors—focused on short-term gains through liquidation or tender offers—began taking interest in 180 Degree Capital. These strategies, often aimed at collapsing discounts in closed-end funds, contrast with our long-term approach. We believe our shareholders share our vision for value creation through the proposed Business

Combination with Mount Logan, rather than pursuing short-term spreads at the expense of NAV and shareholder capital. Daniel will speak more to this later.
Second, and more importantly, the completion of our transformation positioned us to scale. With a proven strategy and a viable business model, we recognized the need for greater scale to enhance our ability to serve portfolio companies and absorb public company costs. That’s where BC Partners and Mount Logan come in.

We began interacting with BC Partners and the Mount Logan teams in July 2024; and today for reasons we will discuss, we feel even better about, and more excited for, the combination than we did when we announced the deal.

For 35 years, I have been a value investor attempting to uncover great companies that I believe are trading below their intrinsic value. As we spent more time with Ted and his colleagues over the past six months, it became abundantly clear to us that 1) we believe Mount Logan is one of these great undiscovered and undervalued companies and 2) the combination of our two companies has the potential to unlock substantial value for 180 Degree Capital shareholders by:
1.Shifting the valuation of our business from one based on net asset value to a valuation based on operating metrics with a foundation of what we believe will be more predictable fee-related revenues attributed to earnings from the management of permanent and semi-permanent capital vehicles. Other similar businesses commonly trade based on multiples of operating metrics like fee-related earnings and spread-related earnings, and/or multiples of book value, rather than discounts to net asset value.
2.Changing to an asset-light operating company that leverages an association with BC Partners enables economies of scale that are not possible at 180 Degree Capital’s current size; and
3.Substantially increasing the available capital for us to be able to leverage our relationships with small and micro-capitalization public companies, to develop capital structure solutions that seek to unlock value and generate favorable risk-adjusted returns and further differentiate the platform as a diversified credit manager.
Here are the reasons for doing the deal and fortunately we have gotten considerable support from the shareholders that have examined the deal.
•Mount Logan has what we believe to be an outstanding management team comprised of its CEO, Ted Goldthorpe. Ted came from Apollo, in 2017 and has built several large scaled private credit businesses from zero. He is one of the most impressive business leaders I have ever come across.  The team he has assembled is talented and shareholder value oriented;
•Combined company will operate as Mount Logan Capital Inc. with $2.4+ billion AUM focused on the high-growth private credit market with the benefit of a wholly owned regulated insurance solutions business with $1.1 billion in total assets. These AUM generate predictable fee revenue that can be used to benefit the growth of the combined company and its shareholders;
•Strong pro forma balance sheet post transaction that will support investment into what the parties believe is a highly actionable pipeline of organic and inorganic growth opportunities across both asset management and insurance solutions businesses.
•The combined business is expected to pay quarterly dividends, subject to board of directors approval. This is a major benefit for shareholders of TURN because it has not paid cash dividend since 2001.
•Mount Logan has operational leverage and unique investment access through its association with BC Partners, a leading global private equity and credit firm;

•Mount Logan is focused on what we believe is the fast-growing market of private credit;
•We believe that Mount Logan remains undiscovered by the majority of investors due to it being listed on the Cboe Canada exchange rather than a US national exchange; and
•We believe Mount Logan is significantly undervalued by public market investors; and
•Importantly, 180 Degree shareholders are receiving ownership in the combined company based on our full net asset value at closing, and Mount Logan being valued at $67.4 million, subject to certain adjustments as defined in the merger agreement. Let me repeat… our shareholders are getting value in the combined company at FULL NET ASSET VALUE. Not a discount, full. And, almost more importantly, it does not require monetization of investments in a forced manner that would likely result in a decrease of net asset value and/or not enable us to capture potential value creation between now and the close. Thus far in 2025, our public investment performance and NAV growth are significantly outperforming the Russell Microcap Index by over 1500 bps and 450 bps through June 30, 2025, and has expanded even further as of the date of this call. Additionally, 180 Degree Capital’s stock through the end of Q2 2025 outperformed the Russell Microcap Index and our Lipper peer group by over 900 bps and 1100 bps respectively. All of this will accrue to the benefit of 180 Degree Capital’s shareholders because we are not forced to liquidate any positions.
We don’t shy away from periods of underperformance, and we’re equally proud of our recent outperformance.
Given many of our investors think in terms of net asset/book value, we have found it helpful to walk shareholders through what that means for them in these circumstances… If you use our net asset value as of June 30, 2025 of approximately $48 million, plus the equity value of Mount Logan on its the most recently available US GAAP financial statements of approximately $103 million as of March 31, 2025, then the combined book value of our companies would be around $150 million. If you just take 180 Degree Capital shareholder’s portion of the combined book value, then our stake in the new company would be approximately $60 million, or 125% of our current NAV, or approximately $6 per share. In our supplemental slides posted on our website we also run through calculations to show what 180 Degree Capital shareholder’s portion of the combined company could be valued at compared to our current NAV and stock price based on various multiples of fee-related earnings and spread-related earnings that are similar to those of other publicly traded asset managers.
The message is math is math. This is one of many reasons why we believe the special committee of our board of directors independently determined the very preliminary offers of 101% of NAV in a company in vehicles trading at discounts already were not likely to meet the requirement of being a superior offer versus our proposed Business Combination with Mount Logan. In our opinion, it doesn’t. I encourage you to view our slides as they show a clear picture for why we think this deal is accretion to our NAV and shareholders TODAY; let alone that that accretion leaves a long runway to future shareholder value creation given our multiple trades at significant discounts to the competition
I am pleased to now turn the call over to Ted Goldthorpe, CEO of Mount Logan, and then I’ll return with some closing remarks after Daniel speaks.

Ted Goldthorpe - CEO, Mount Logan Capital:

Thank you, Kevin. We could not be more excited about the future of our combined companies. It has been a while since I last had the opportunity to speak with all of you, so perhaps it makes sense for me to go through a quick refresher on Mount Logan and then reinforce why we are so excited about what this Business Combination and what we think it means for value creation for all shareholders of the business.

Mount Logan is an alternative asset management and insurance solutions platform, managing in excess of $2.4 billion AUM in what we believe to be one of the most attractive alternative asset classes, private credit.

We formed Mount Logan in 2018, and since then, we believe we built a platform with diverse credit capabilities focused on providing partnership to middle market businesses across key segments of the market and a variety of products including senior and uni-tranche lending, opportunistic credit, specialty finance, and private and public investment grade, and, through our Runway minority stake acquisition that closed at the end of January 2025, venture lending. On the capital formation side, via organic growth and M&A, Mount Logan has strategically positioned itself in the key areas of focus of asset management: insurance, permanent capital, and retail.

We believe our platform is different from many as we built a strong franchise in the core middle market, an area that has been increasingly ignored by the large asset manager firms in our space as they continue to scale and are unable or unwilling to invest in the smaller part of the market. We are also unique in that we have presence across both sponsored and non sponsored deals, sponsored referencing private equity ownership, which we believe enables us generate alpha from both a return perspective as we can allocate capital across a broader array of deals. We believe that the combination with 180 Degree Capital to allow us to build out our capabilities in offering private solutions to public companies, which is a large and overlooked space, particularly in the areas where our respective management teams focus. Our ability to provide one-stop solutions to borrower and issuer clients across sponsored, non-sponsored, and public companies makes us an attractive and key counterpart to many stakeholders in the credit ecosystem.

Since we announced the combination with 180 Degree Capital in January, one major achievement for our team has been the June 2025 announcement that our two BDCs, Logan Ridge and Portman Ridge, received shareholder approval to complete a merger of the two companies into a single company that will be named BCP Investment Corporation and trade under the symbol BCIC and close this July.

We believe that the merger of Logan Ridge and Portman Ridge are positive events for those shareholders, but also Mount Logan Capital, and ultimately 180 Degree Capital shareholders as well. In particular, Mount Logan currently receives its proportionate share of the management and incentive fees generated on PTMN based on its minority stake ownership in PTMN’s advisor (Sierra Crest) and 100% of the management fees (and incentive fees, to extent earned) generated on LRFC. On an asset-based, blended basis, the economics to Mount Logan equates to approximately 25% of the management and incentive fees for Q1’25, and this percentage will be adjusted on a post Portman / Logan-basis to provide Mount Logan with a greater share of the combined management and incentive fees
In addition, the combination of the two entities will enable economies of scale and savings in duplicative expenses, which will reduce the expense drag on the total assets of the merged entity versus the separate entities from which the management fee is based. That savings accrues to the benefit of Mount Logan and its shareholders.
Mount Logan has historically been very acquisitive in growing assets under management for its BDCs and we expect that trend will continue to occur post the closing of the Mount Logan and 180 Degree Capital combination, particularly since New Mount Logan will have additional capital to invest in its asset management business through the acquisition of 180 Degree Capital. Additionally, we believe the shareholder-friendly terms that were just announced to the BDC shareholders could provide additional credibility and support for other BDCs looking to grow and increase scale, and that want to become part of the Mount Logan platform, which would lead to greater assets under management and fee income as the benefit of synergies and scale roll through the combined entities. Clearly all of these opportunities would accrue to the benefit of our combined company post-merger, and positive portfolio performance and actioned expense savings should support improvement in trading on the combined entity, and potentially allow us to evaluate growing the equity base as the stock trades closer to net asset value.

This continues our track record of creating value through both organic and inorganic asset growth while creating cost synergies through scale, and demonstrating that we are very comfortable rolling up our sleeves to unlock value for shareholders.

Lastly, I wanted to close out on why I believe our proposed Business Combination is a significant milestone for 180 Degree Capital shareholders: first, it marks the next step in the company’s evolution enabled by a tremendous turnaround executed by Kevin and Daniel. With the business transitioning into an asset-light operating company structure – which are most frequently valued on a multiple of specified operating metrics rather than discounts or premiums to net asset value – it’s the transformation Kevin, Daniel and team started in 2017 is seemingly complete. Second, 180 Degree Capital shareholders will be pleased to own a business that has been paying a quarterly dividend to its shareholders since 2019, and a business that we think will continue to plan to do so subject to approval by our board of directors. And third, listing on the Nasdaq and gaining increased scale we hope will enable the combined entities to trade closer to publicly traded peers, which could result in a valuation uplift of our stock.

Thanks everyone – we are really excited to have the definitive proxy out there and take the next step in the proposed business combination’s progress.

I’ll now turn the call over to Daniel.

Daniel Wolfe – President, 180 Degree Capital:

Thank you, Ted.

As mentioned in our release announcing this call, we have been waiting for the right time to address a number of inaccuracies and distortions included in press releases by an activist investor starting prior to the announcement of our proposed Business Combination. We made a deliberate decision not to engage in a public back-and-forth with this investor while we were focused on completing the proxy and registration statement. Now that this process is behind us and the vote is underway, we believe it’s important to be clear: this is not a game for us. We take our fiduciary and corporate governance responsibilities seriously and remain focused on creating long-term value for shareholders.

You might ask why are we even spending time on this topic? It is because while certain activist investors coordinate and pursue short-term tactics that divert resources, we believe such efforts are a distraction and a misuse of shareholder capital—capital that should be directed toward sustaining the strong performance of our investment portfolio and maximizing the ownership of 180 Degree Capital’s shareholders in the merged entity. It’s worth noting that NAV growth would have been even stronger without the added legal costs resulting from the activist’s actions.

We are doing everything we can to try and minimize the impact to NAV caused by these activist shareholders. For example, it took multiple requests to finally reach the point where we reached agreement to move the demanded director election meeting date without needing lawyers involved, and our reason for asking for it to be moved was to save shareholders the expense of running a contested election. We also had one investor, who is identified in our proxy as 180 Shareholder A, proposing via email that this shareholder would tell us how to get the requisite vote with minimal solicitation expenses in exchange for compensation when the merger is approved by shareholders. As a matter of principle, and good corporate governance, our special committee and board declined to engage in this brazen attempt of vote buying by bribing the company. So, in short, no side deals, no non-public deals, nothing. We do NOT make monetary or other side deals for votes. The claims made by one activist investor of such non-public deals are not supported by fact.

We also have been driving hard to reach this point where we could announce the meeting date and begin collecting votes. I’m happy to dive into the SEC review steps and timeline in more detail if any shareholder would like us to do so at any time or as part of Q&A. Contrary to accusations made publicly by one investor and privately by another, we respect the SEC review process and are not willing to take actions that are not permitted under law and regulation. Kevin and I wanted the vote to occur faster than anyone. We have spent the past year engaged with the Mount Logan team and see the opportunities for potential substantial value creation for our collective ownership of 180 Degree Capital. We cannot wait for this merger to close and for the value creation as a combined entity to start.

We are hopeful that these unnecessary expenses can end their occurrence and negative impact on NAV. If you happen to speak with these activist investors, we would appreciate if you could deliver the same message. We are also hopeful that we can engage in constructive dialog with any and all shareholders, even those who continue to defame us in press releases after what we believed were constructive conversations. We’re here and available anytime to speak and look forward to doing so.

In the interim, please let us know if you receive calls from any activist soliciting you to vote “No” on the proposed Business Combination. This type of solicitation is not permitted under securities laws, and we want to make sure that our shareholders are not being disadvantaged by entities that may have a different set of ethics and respect for law and regulation. Our proxy solicitor is EQ Fund Solutions, and you may be receiving a call from them, which is permitted under law and regulation. You can also reach out to them if you have any questions or need help voting and they can be reached toll-free at 1-800-967-5051.

We stand by our results, our strategy, and our steadfast belief that our proposed Business Combination with Mount Logan is the best future path for 180 Degree Capital and for its shareholders to build substantial value. We believe the more time you spend with Ted and his team the more you will share our excitement for this proposed Business combination. We remain committed to engaging constructively with shareholders who share our long-term vision. We also look forward to the opportunity to continue to grow NAV heading into the close hopefully without negative impacts from the actions of activist investors.

I’ll now turn the call back to Kevin for some closing remarks.

Mr. Rendino:

And that brings us back to the most important part of why we are here speaking with you today, that is our recommendation that you support and vote “FOR” the proposed Business Combination. I encourage all of 180 Degree Capital’s shareholders to spend time with Ted and his team. Daniel and I have had the pleasure of doing so for the past year, and they are an incredible group of people. Literally each time we have a meeting, we come out more eager for our next meeting. In my 35+ years and Daniel’s 20+ years of working in finance, we have not met a more capable, value creating team who are truly good people. As significant 180 Degree Capital shareholders, Daniel and I feel honored to have the opportunity to own a material portion of our combined business from which I believe the future is bright for the creation of material value and wealth for our combined shareholders. If we just trade at 1x of our combined book value that is approximately 126% of our NAV as of 6/30/25. If we trade anywhere near our peers on a multiple to FRE and SRE, the value of 180 Degree Capital’s ownership of the merged company is even greater. I believe this value are just a floor for future value creation.

If there is one thing you take from these comments, I hope it is that there isn’t one way to create value or build wealth, and we strongly believe that the proposed business combination is the best way forward to create significant value for all of our shareholders.

With that, we will now open the call for questions.
Q&A
Operator

If you would like to ask a question, please press *1 on your telephone keypad. You will be advised when to ask your question.

When preparing to ask your question. Please ensure your device is unmuted locally. Our first question comes from a project Pratik Agarwal from CIF Financial. The line is now open. Please go ahead.

Pratik Agarwal – CIF Financial:

Thank you so much for taking my questions. I have two questions. Firstly, congratulations on the on the transaction. Now that SEC has approved the business combination, just wanted to understand sort of the updated timeline and the next steps to complete the merger. And then I have a follow up question as well.

Mr. Wolfe:

Absolutely. Thank you very much for that question. So, the now that we are effective, we were able to start collecting votes. That process has begun. The materials will be received by shareholders of both companies within the coming weeks. We would encourage all of our shareholders to pay attention to materials, and if you have any questions, reach out.

You can file the votes through the through the links or phone numbers that are on the proxy card. Our goal is to collect all those votes, and be in a position to have the mergers approved at our meetings that are scheduled on August 22nd. And then the goal would be to close the transaction shortly thereafter, pending a few steps in the closing process.

So, we're probably looking at sometime in very early September. There is the possibility that we extend the meeting date to collect more votes if we need to. But that is the timeline we're operating on currently.

Mr. Agarwal:

Awesome. Thank you so much for. Yeah. Second question is, what are the benefits of this strategic combination for the MLC Mount Logan shareholders?

Mr. Goldthorpe:

Yeah. I don't it's a good question. I mean, from our perspective, we're incredibly excited about this. You know, I think it does a bunch of different things. Number one is moving to a US exchange. I think it's going to really greatly help us, from any perspective, and also improve stock liquidity both because we're Nasdaq listed and because of scale.

Number two is obviously we've got a pretty decent M&A pipeline and many opportunities for us to organically grow. So, we think this gives us capital to do that and strengthens our balance sheet. It should expand our research coverage. We also get a best in class management team that can open up a brand new sourcing for us.

So, you know, we've made a lot of money in our past, providing private solutions to public companies. And Kevin and Daniel obviously give us a segue into that market. So, from our perspective, you know, this is a real big win for Mount Logan.

Mr. Agarwal:

Right. Thank you so much.

Operator:

Thank you. Our next question that comes from our system, from Masa Song of TD Cowen. Your line is now open. Please go ahead.

Masa Song – TD Cowen:

I thank you for taking my question. Also, congrats again on the, the deal. I also have two questions. First one is I'm just trying to understand what are some of the factors driving Mount Logan's Q1 2025 book value, the sharp increase to $103 million? And then I have another follow up.

Nikita Klassen – CFO, Mount Logan Capital:

Thanks for your question. My name is Nikita Klassen, and I'm the CFO of Mount Logan Capital. So, if we take a step back thinking about our book value, in January of 2022, we had to adopt IFRS 17, which was a new insurance contract standard that came into effect. In doing so, we had to take about a $70 million hit to our net reserve, which directly lowered our equity by that amount. The main reason being in IFRS 17 insurance contract, liabilities and reinsurance contract assets, are comprised of three main components, best estimate cash flow, explicit risk adjustments for non-financial risk and contractual service margin.

We can go for a drink to discuss those and how they're determined in detail. However, under U.S. GAAP, the main thing to take a takeaway is that the reserve ultimately ends up in a lower net position, because we just look at our estimated future obligations of policyholders, which is offset by the present value of future net premiums.

So, because there's no risk adjustment or CSM, we have a lower net reserve. So as a result, then when we went to adopt U.S. GAAP, what happened is that we were able to reverse that day one adoption lot, essentially our shareholder equity has gone back to its starting point pre adoption. We're also pleased that where U.S. GAAP reporting positions Mount Logan it really puts us in line with other US alternative asset managers and life reinsurers, for comparability and benchmarking.

You mentioned another questions?

Ms. Song:

Awesome. Yeah. No, no, that's, super comprehensive and very helpful. Yeah. My second question, just from your supplemental deck. Which one of the US alternative asset managers that provide a best peer comparison for Mount Logan if I'm trying to look at it from a price to book perspective.

Mr. Goldthorpe:

So, referencing slide 11, which is in the supplemental deck. This shows the potential value creation if we traded up one times book. Again, most of the large scale asset managers, Apollo and KKR being the most obvious ones, trade around five times price to book. So, I think what that shows is that we’re going to continue to invest in that business. So, we would say like the most relevant comps are probably the scale that the managers that also own insurance companies. And again, we're not saying that we are the same league or some of these companies. But again, from a trading perspective, things like Apollo, which owns Athene, and KKR, which owns Global Atlantic, would be good things to point to.

Ms. Song:

That's very helpful. Thanks again. I'll pass the line.

Operator:

As a reminder to ask a question, please press star, followed by one on your telephone keypad on. Next question comes from Ben Rubenstein from Robotti. Your line is now open. Please go ahead.

Ben Rubenstein – Robotti:

Hey, guys. Great presentation. Just wanted to clarify. Has 180 Degree Capital solicited voting agreements from shareholders since the deal with Mount Logan was announced?

Mr. Wolfe:

Yeah. Thanks. Hey, Ben. This is Daniel. The answer is a resounding no. We're not permitted to. The rule basically is that until you start a solicitation, the SEC has basically determined and given guidance that you can't enter into voting agreements with shareholders that are less than 5% of the outstanding stock. And all of the indications of support that we also had before were non-binding. Those were shareholders who, believe in the opportunity, believe in the deal, and wanted to express their support and want some way, but they weren't able to enter into a voting agreement because of SEC regulations. I think as you hear on our call we follow the rules and regulations and laws very carefully and closely. I hope that's helpful.

Mr. Rubenstein:

No, I appreciate that. And then and then for Ted, can you talk about the benefits of owning an insurance business and how you intend to use the insurance business over the next few years or in the medium term?

Mr. Goldthorpe:

Yeah, I think some of the big alternative asset managers kind of realized this a couple of years ago, whereby it offers us, you know, basically some semblance of permanent capital. Obviously, we think we can earn very strong ROE that the insurance level. And then you get the double benefit of being able to get the asset management fees at the asset management level.

So, you get economics but on both different levels. And going back to our comments around organic inorganic growth, we do think there's a lot of inorganic growth opportunities. We lay out in a lot of our public filings how we think about return on capital, and we think we could generate a mid-twenties returns for every dollar invested.

So having that having that organic growth engine as part of our platform is pretty strategic and very, very powerful.

Mr. Rubenstein:

It's exciting. Thanks for the time.

Operator:

Thank you. We have a question come in from Bob Hoffman from VH Standard Asset Management, please go ahead.

Mr. Wolfe:

The question that came in was, “Can you address what took you so long with SEC approval to be able to start solicitation.”

Thanks, Bob, for asking that question. I think as we put out in a release previously, there's a whole process that you have to go through when you're doing a merger, where with other meetings you can actually just start holding and you can put out the definitive materials. Here you have to wait until the SEC determines you are effective. When we first filed our proxy in March we didn't have the GAAP financials ready yet for Mount Logan. We want to do that because we wanted to get information out to the shareholder base. The SEC told us two days later they were not going to review it until those financials are in there.

For anyone who's ever gone through the conversion of IFRS to US GAAP, it is an extraordinarily difficult process, and layer an insurance company, it's that these things take a while. Really kudos to Nikita and her team which did an incredible job on that effort. Once they're done, they have to be audited, they can't do the audit until the financials are done. Audits take time too. So, on May 5th, we finally got the audit done with an unqualified opinion. We then filed the next day with those financials in the proxy, and it takes about 30 days for the SEC to get back to you.

The first time we got 41 questions and comments from the SEC. We responded to those about a week later, including updated financials for March 31st, and then they takes another 14 to 20 days to get comments back. We got comments back. Another nine on July 1st. We turned those around in 48 hours.

We then start to get verbal confirmations that there were no further comments from the SEC, which then allowed us to move forward with getting to the point of, discussing a timeline for being effective, which came on July 11th. So, as you see, there's this there's an intense process that goes on, and at no point in time was there delays from our side. This was responding to the SEC very timely manner, and we're really happy now to be on file with the definitive and moving forward.

Operator:

Thank you. We have a question from David Maley from 1102 partners. Your line is now open. Please go ahead.

David Maley – 1102 Partners:

Hi. Kevin. Daniel. Ted, thanks for taking my question, and thank you for really informative and straightforward presentation. That was that was terrific. You know, Kevin, Daniel, I've known you guys for at least ten years, probably a bit more. A lot of respect for how you invest and run the business, so I think Mount Logan is making a great decision to bring you guys on.

So, congratulations to everyone. Ted, my question is for you. You talked about how with the 180 team in place, you could offer private solutions to public companies. Can you give an example or two about how that would work and how that would accrue benefit to the shareholders of the new company? That would be helpful to understand.

Mr. Goldthorpe:

Thanks. Yeah. Great question. So, on the first on the first point, you know, there's lots and lots of companies out there that trade, you know, pretty far below fair market value as far as people know. And those companies need access to capital, to do various things, including buy their own stock and other financial engineering, but as well as also just invest in their own companies.

We have a long track record of doing anywhere from debt to structured equity solutions within a public company context. And, you know, trying to create or unlock more value for public shareholders. So today, our team is relatively, focused on private solutions. Kevin and Daniel offer us not only sourcing opportunities, but also, you know, like deep seated, relationships with a number of management teams.

So, that opens up a whole new source of origination for us. The way we benefit as a shareholder or as Mount Logan, those investments go into our various vehicles and like our LPs are looking for more and more differentiation, amongst their GP relationships. And this is an area that we feel is relatively differentiated.

So, we think it might help us raise more money and definitively achieve better risk reward opportunities just given the funnel will be larger. So, I think a really, really, really strategic, acquisition for our shareholders.

Mr. Maley:

Terrific. Thanks. That's helpful. Appreciate it.

Operator:

Thank you. We currently have no further questions. So, I'll hand back to Kevin to conclude today's conference.

Conclusion

Kevin

Thank you everyone for your time today. What we hope you take from our remarks is that we are an open book, available to speak with any shareholder at any time. We look forward to speaking with you throughout the voting process, thank you all for your support, and we wish you all a great summer!

Annex A

Shareholder Call Slides

INVESTOR PRESENTATION Shareholder Update Call Supplemental Deck July 15, 2025

2 Disclaimer & Forward-Looking Statements CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION To the extent any forward-looking statements in this presentation constitute “future-oriented financial information” or “financial outlook” within the meaning of applicable Canadian securities laws, such information is being provided solely to enable a reader to assess Mount Logan Capital’s financial condition and its operational history and experience in the asset management and insurance industries. Future-oriented financial information and financial outlook, as with forward-looking statements generally, are, without limitation, based on the assumptions and subject to the risks set out herein. Mount Logan Capital’s results of operations and earnings may differ materially from management’s current expectations. Such information is presented for illustrative purposes only and may not be an indication of Mount Logan Capital’s actual results of operations or earnings. Readers are cautioned that forward-looking information containing future-oriented financial information or financial outlook may not be appropriate for any other purpose, including investment decisions. No representation or warranty of any kind is or can be made with respect to the accuracy or completeness of, and no representation or warranty should be inferred from Mount Logan Capital’s projections or the assumptions underlying them. Historical statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by Mount Logan Capital. In particular, historical results of Mount Logan Capital should not be taken as a representation that such trends will be replicated in the future. No statement in this presentation is intended to be nor may be construed as a profit forecast. All amounts in this presentation are in United States dollars unless otherwise indicated. THIRD PARTY SOURCES This presentation contains information obtained by Mount Logan Capital from third parties, including but not limited to market and industry data. Market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process or other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data are not guaranteed. Mount Logan Capital believes such information to be accurate but has not independently verified any of the data from third party sources referred to in this presentation or ascertained the underlying assumptions relied upon by such sources. To the extent such information was obtained from third party sources, there is a risk that the assumptions made and conclusions drawn by Mount Logan Capital based on such representations are not accurate. References in this presentation to research reports or to articles and publications should not be construed as depicting the complete findings of the entire referenced report or article.

3 Disclaimer & Forward-Looking Statements NO OFFER OR SOLICIATION This presentation is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the agreement and plan of merger among 180 Degree Capital, Mount Logan Capital Inc. ("Mount Logan"), Yukon New Parent, Inc. ("New Mount Logan"), Polar Merger Sub, Inc., and Moose Merger Sub, LLC, dated January 16, 2025, as it may from time to time be amended, modified or supplemented (the "Merger Agreement") that details the proposed combination of the businesses of 180 Degree Capital and Mount Logan and any other transactions contemplated by and pursuant to the terms of the Merger Agreement (the "Business Combination"), 180 Degree Capital has filed with the SEC and is in the process of mailing to its shareholders a definitive proxy statement on Schedule 14A (the “Business Combination Proxy Statement”), containing a form of WHITE proxy card. In addition, the surviving Delaware corporation, New Mount Logan has filed a registration statement (Registration No. 333-286043) with the SEC (the “Registration Statement”) that registers the exchange of New Mount Logan shares in the Business Combination and includes the Business Combination Proxy Statement in the form of a prospectus of New Mount Logan (the “New Mount Logan Proxy Statement/Prospectus”). The Business Combination Proxy Statement and the New Mount Logan Proxy Statement/Prospectus each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE BUSINESS COMBINATION PROXY STATEMENT AND NEW MOUNT LOGAN PROXY STATEMENT/PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

4 Disclaimer & Forward-Looking Statements CERTAIN INFORMATION CONCERING THE PARTICIPANTS 180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination is contained in the Business Combination Proxy Statement and the New Mount Logan Proxy Statement/Prospectus, and will also be contained in the separate proxy statement on Schedule 14A that 180 Degree Capital intends to file in connection with a special meeting of shareholders for the sole purpose of electing directors, when such document becomes available. Mount Logan Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan Capital in favor of the approval of the Business Combination. Information about Mount Logan Capital’s executive officers and directors is available in Mount Logan Capital’s annual information form dated March 13, 2025, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://sedarplus.ca. To the extent holdings by the directors and executive officers of Mount Logan Capital securities reported in Mount Logan Capital’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.ca/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan Capital shareholders in connection with the Business Combination is contained in the New Mount Logan Proxy Statement/Prospectus included in the Registration Statement. All amounts in this presentation are in United States dollars unless otherwise indicated. THIRD PARTY SOURCES This presentation contains information obtained by Mount Logan Capital and 180 Degree Capital from third parties, including but not limited to market and industry data. Market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process or other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data are not guaranteed. Mount Logan Capital and 180 Degree Capital believe such information to be accurate but have not independently verified any of the data from third party sources referred to in this presentation or ascertained the underlying assumptions relied upon by such sources. To the extent such information was obtained from third party sources, there is a risk that the assumptions made and conclusions drawn by Mount Logan Capital or 180 Degree Capital, respectively based on such representations are not accurate. References in this presentation to research reports or to articles and publications should not be construed as depicting the complete findings of the entire referenced report or article.

5 Disclaimer & Forward-Looking Statements FORWARD-LOOKING STATEMENTS This presentation, and oral statements made from time to time by representatives of 180 Degree Capital and Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of applicable securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this presentation will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business Combination could have adverse effects on the market price of Mount Logan’s common shares or 180 Degree Capital’s common stock; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business Combination; the dilution caused by issuance of additional shares of the combined company’s capital stock in connection with the Business Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which Mount Logan and 180 Degree Capital have filed or will file from time to time with the applicable securities regulatory authorities in Canada and the United States. Please see each company's securities filings filed with the applicable securities regulatory authorities in Canada and the United States for a more detailed discussion of the risks and uncertainties associated with each company's business and other significant factors that could affect each company's actual results. Neither Mount Logan nor 180 Degree Capital undertakes any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The references and links to the websites www.180degreecapital.com and www.mountlogancapital.ca have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this presentation. Neither 180 Degree Capital nor Mount Logan is responsible for the contents of third-party websites.

6 Combination Creates US Exchange-Listed, Fee-Generating Alternative Asset Management Growth Platform 1. As of December 31, 2024. • Nasdaq-listed registered closed-end fund with strong track record of investing in microcap public companies with a constructive activist approach • Strong balance sheet with no debt • Strong reputation for working with public companies to solve capital structure problems and execute strategic initiatives to create value • Cboe Canada-listed alternative asset management and insurance solutions platform • $2.4B+ Assets Under Management (“AUM”) alternative asset manager generating an $24.5M in annual cash fees1, with a focus on private credit • Wholly owned, regulated insurance solutions business with $1.05B of investment assets, an experienced team, and 43 state licenses • Track record of achieving attractive risk-adjusted returns for the benefit of investors and policyholders Combined • Expected to be a Nasdaq-listed operating company with two established business segments, asset management and insurance solutions • 180 Degree Capital investment expertise and network in the small to mid-cap public markets further expands Mount Logan’s private credit capabilities • Strengthened balance sheet enables accelerated investment into actionable pipeline of M&A opportunities and organic initiatives to scale the combined business • Compelling business model built on predictable earnings growth supported by durable Fee- and Spread-Related Earnings (“FRE” and “SRE”) • Attractive valuation relative to industry comparables, which provides substantial upside and value creation opportunities for shareholders of the combined entity • Pro forma business expected to pay quarterly dividends, subject to board’s approval • BC Partners, a €40.0B AUM alternative asset manager, to continue its support of Mount Logan Capital via a Servicing Agreement and as a shareholder

Mount Logan Capital & TURN Transaction Overview

Mount Logan Capital Inc. ("Mount Logan" or "MLC") and 180 Degree Capital Corp. ("180 Degree Capital" or "TURN") to combine in an all-stock transaction (the "Business Combination").

MOUNT LOGAN CAPITAL

180° CAPITAL CORP

Business Combination reflects attractive valuations for each entity at close	• MLC transaction equity value of approximately $67.4M[1] at signing. TURN valued at Net Asset Value ("NAV") as of Closing (as defined in the definitive Merger Agreement)[2] • Equates to pro forma ownership of approximately ~60% Mount Logan / ~40% 180 Degree Capital[2] • Pro forma transaction equity value of approximately $113.6M[2]

Unanimously approved by Mount Logan and 180 Degree Capital's Boards of Directors

Surviving entity is expected to be a Delaware corporation and will be called Mount Logan Capital Inc.	• Ted Goldthorpe, MLC CEO, expected to remain CEO of the combined company • Expectation that TURN management team will join and expand public markets strategy for New MLC • MLC to transition to US GAAP reporting (from IFRS), which will simplify financial performance presentation • New MLC expected to pay a quarterly dividend, consistent with MLC's 23 consecutive quarters paying a dividend since 2019
180 Degree Capital's holdings will continue to be actively managed	• Expect monetization to occur naturally, consistent with historical portfolio turnover • Capital will be re-invested into organic and inorganic growth opportunities
Voting agreements received from shareholders holding outstanding stock of approximately 23% of Mount Logan and 20% of 180 Degree Capital	• Additional non-binding letters of support received from shareholders holding 9% and 7% of the outstanding stock of MLC and TURN, respectively

Closing anticipated in early September 2025, subject to customary closing conditions, including regulatory and shareholder approvals

1. Subject to certain adjustments as detailed in the definitive Merger Agreement.
2. Based on TURN estimated NAV of $46.2M as of January 15, 2025, which does not include transaction fees and expenses incurred related to the Business Combination. Daily estimated NAVs used for the discount calculation outside of quarter-end dates are determined as prescribed in TURN's Valuation Procedures for Level 3 assets. Non-investment-related assets and liabilities used to determine estimated daily NAV are those reported as of the end of the prior quarter.

7

180 Degree Capital Public Portfolio Gross Total Return and NAV vs. Market Indices

MOUNT LOGAN CAPITAL

180° CAPITAL CORP

	Quarter Q2 2025	YTD Q4 2024-Q2 2025	First Five Years[1] Q4 2016-Q4 2021	Inception to Date[1] Q4 2016-Q2 2025
TURN Public Portfolio Gross Total Return (Excluding SMA Carried Interest)	**10.9%**	**16.0%**	**373.6%**	**231.3%**
TURN Public Portfolio Gross Total Return (Including SMA Carried Interest)	**10.9%**	**16.0%**	**405.5%**	**253.0%**
Change in NAV	**8.6%**	**3.4%**	**51.9%**	**(37.0%)**
Change in Stock Price	**0.1%**	**8.3%**	**77.5%**	**(4.0%)**
Russell Microcap Index	15.5%	(1.1%)	73.8%	66.6%
Russell Microcap Growth Index	21.4%	(0.2%)	73.6%	57.2%
Russell Microcap Value Index	12.6%	(0.1%)	72.0%	77.6%
Russell 2000 Index	8.5%	(1.8%)	76.2%	79.4%
Lipper Peer Group Average	7.9%	(3.1%)	68.4%	78.2%

Note: Past performance is not an indication or guarantee of future performance. Amounts above are gross total returns. 180 Degree Capital Corp. ("180") is an internally managed registered closed-end fund and does not have an external manager that is paid fees based on assets and/or returns. 180 also has or had historically a portion of its investment portfolio in legacy privately held investments and these privately held investments generate expenses that would otherwise not be incurred by 180 if it did not hold these private investments. Please see its filings with the SEC for information on its expenses and expense ratios. Total returns are calculated compounding quarterly, as applicable. 1. Start date refers to when 180 Degree Capital announced its new strategy at the end of 2016 and began investing in public companies as its main investment strategy.

8

9 180 Degree Capital Historical Quarterly Public Portfolio Performance Note: Gross total return includes carried interest paid in each applicable quarter. Quarters without payment of carried interest do not include accruals for potential carried interest. 180 Gross Total Return = 253.0%, and Gross Total IRR = 16.0% Russell Microcap Index Total Return = 66.6%, and Gross Total IRR = 6.2%

10 180 Degree Capital Source of NAV Changes – Investments – Q4 2016 to Q2 2025 Appreciation of MRSN pre-IPO to the closing price on the date prior to the lockup agreement on December 26, 2017, is allocated to the private portfolio and post-lockup to the public portfolio. Interest write-off related to PWA included in private portfolio value change rather than change in income for this chart. Carried interest from TST SPV and separately managed account included in public portfolio results. 180's shares of D-Wave Quantum, Inc., (QBTS) were subject to a lockup agreement that prevented 180 from selling or hedging the shares owned by 180 until the agreement expired on February 5, 2023. Changes in QBTS value post lockup expiration included in public portfolio. Public Portfolio Including Carried Interest (Net) Legacy Pre-180 Degree Capital Inherited Private Portfolio +$3.87/share (+$38.7 million) -2.41/share (-$24.1 million)

11 Potential Methods of Assessing Combined Value and Potential Stock Price - Shareholder Equity (Book Value) Merged Company Trades at 1x Book (Shareholder Equity) Value Note: Scenario shown in this slide is meant for illustration purposes only. The actual price of New Mount Logan’s common stock post-merger may trade at substantially different prices per share, both higher and lower, and be valued by investors and the public markets in different ways and metrics. All $ USD. Public data source: Bloomberg. $103.1 million (as of 3/31/25) $48.0 million (as of 6/30/25) + = Shareholder Equity / NAV $151.1 million ~60% MLC Shareholders ~40% TURN Shareholders = ~$60.4 million (~$6.04/TURN share) (~126% of 6/30/25 TURN NAV) ~$90.7 million (~$3.11/MLC share)= 2.3x 3.8x 5.0x 5.0x 11.8x 12.5x 12.7x 0.0x 5.0x 10.0x 15.0x BN CG KKR APO HLNE OWL ARES Price / Book Value for Publicly Traded Comparable Companies Average:7.6x Median: 5.0x TURN Equivalent Stock Price at Various Multiples of Combined Book Value 0.8x 0.9x 1.0x 1.1x 1.2x $4.84 $5.44 $6.04 $6.65 $7.25 Percent of TURN NAV @ 6/30/25 at Various Multiples of Combined Book Value 0.8x 0.9x 1.0x 1.1x 1.2x 101% 113% 126% 139% 151% MLC Equivalent Stock Price at Various Multiples of Combined Book Value 0.8x 0.9x 1.0x 1.1x 1.2x $2.49 $2.80 $3.11 $3.42 $3.73 Illustrative guidance indicates how New MLC could trade at 1x book value, demonstrating value creation for the merged company, underscoring potential for value re-rating compared to US alternative peers.

12 Potential Methods of Assessing Combined Value and Potential Stock Price - Sum of the Parts Enterprise Value to FRE-Related Earnings 11.9x 19.9x 21.5x 22.6x 22.8x 23.7x 24.4x 28.3x 32.3x 37.4x 0.0x 5.0x 10.0x 15.0x 20.0x 25.0x 30.0x 35.0x 40.0x 45.0x CG TPG KKR STEP OWL BAM APO HLNE ARES BX Average 25x Insurance peers generally trade at an average SRE multiple of ~7x1 • Mount Logan achieved $8.3M of SRE for the twelve-month period ended March 31, 2025 Large alternative asset management platforms generally trade for a 25x+ multiple of Fee Related Earnings (“FRE”)1 FRE is a metric used to evaluate asset managers’ sustainable earnings generation potential • FRE = Recurring fee related revenue less fee related expenses (allocated compensation, G&A, etc.) SRE is a commonly used industry value to assess the performance of the insurance segment • SRE = Net investment income (excl. reinsurance contracts) less cost of funds and certain expenses MLC Asset Management EV / Standalone FY26 FRE vs. U.S. Alternative Asset Manager Peers 1. Calculated based on J.P. Morgan’s insurance equity research team’s coverage universe, whereby the valuation range spans 3x-12x on SRE with a mean and median of ~7x. Source(s): Company data, Goldman Sachs Global Investment Research Note: FRE and SRE are non-IFRS and non-GAAP financial measures. Bloomberg. Asset Manager Monroe Capital Atalya Kuvare Varagon Timing Oct 2024 Jul 2024 Apr 2024 Jul 2023 AUM $19.5B $10.0B $20.0B $12.0B Valuation $1.4B $450.0M $750.0M $183.0M Valuation Inc. Earnouts $1.6B $800.0M $1.0B $267.0M Valuation Multiple 19x FRE 18x FRE 18x FRE 12x FRE Precedent Transactions Public Comparables

13 Methods of Assessing Combined Value and Potential Stock Price - Sum of the Parts Scenario 2: Sum of the Parts (Fee-Related Earnings (“FRE”) and Spread-Related Earnings “SRE”)) Note: Scenario shown in this slide is meant for illustration purposes only. The actual price of New Mount Logan’s common stock post-merger may trade at substantially different prices per share, both higher and lower, and be valued by investors and the public markets in different ways and metrics. 1. Based on MLC net debt at 3/31/2025 of $71.5M, 180 Degree Capital NAV as of 6/30/25 of $48.0 million. and 2025E FRE of $13.5M (reflecting the midpoint of $12.5-$14.5M guidance), which is a non- IFRS and non-GAAP measure. For illustrative purposes only. Assumes no credit provided to the non-FRE generating assets of the business for illustrative and comparison purposes. SRE is also a Non-IFRS and Non-GAAP measure. FRE: $13.5 million (FY25 Midpoint Est.)1 SRE: $8.3 million (TTM Q1 2025) + Multiple of FRE 10.0x 12.0x 14.0x 16.0x 18.0x 20.0x M ul ti pl e of S R E 0.0x $4.48 $5.57 $6.65 $7.74 $8.82 $9.91 1.0x $4.82 $5.90 $6.99 $8.07 $9.16 $10.24 2.0x $5.15 $6.24 $7.32 $8.41 $9.49 $10.58 3.0x $5.48 $6.57 $7.65 $8.74 $9.82 $10.91 4.0x $5.82 $6.90 $7.99 $9.07 $10.16 $11.24 5.0x $6.15 $7.24 $8.32 $9.41 $10.49 $11.58 6.0x $6.48 $7.57 $8.66 $9.74 $10.83 $11.91 7.0x $6.82 $7.90 $8.99 $10.07 $11.16 $12.25 8.0x $7.15 $8.24 $9.32 $10.41 $11.49 $12.58 Equivalent TURN Stock Price of Portion of Merged Company at Various Multiples of FRE and SRE. Multiple of FRE 10.0x 12.0x 14.0x 16.0x 18.0x 20.0x M ul ti pl e of S R E 0.0x 10.0x 12.0x 14.0x 16.0x 18.0x 20.0x 1.0x 93% 116% 139% 161% 184% 206% 2.0x 100% 123% 146% 168% 191% 213% 3.0x 107% 130% 153% 175% 198% 220% 4.0x 114% 137% 159% 182% 205% 227% 5.0x 121% 144% 166% 189% 212% 234% 6.0x 128% 151% 173% 196% 219% 241% 7.0x 135% 158% 180% 203% 226% 248% 8.0x 142% 165% 187% 210% 232% 255% Equivalent Multiple to TURN NAV as of 6/30/25 of Portion of Merged Company at Various Multiples of FRE and SRE. Illustration of how New MLC could be valued based on multiples of FRE and SRE, demonstrating potential value creation for shareholders of 180 Degree Capital and MLC through re-rating compared to US alternative peers.

A Brief History of our Companies and Estimated Timeline to Closing

With Mount Logan Capital's strategic combination with 180 Degree Capital, we aim to drive our next phase of growth by expanding our alternative asset management and insurance solutions platform.



MLC founded through the reverse takeover of Marret Resource Corp
Oct, 2018
Acquired the Alt-CIF management contract, a CLO management platform, and a minority stake in the manager of Portman Ridge Finance Corporation (PTMN)
2020
Obtained the management fee contract for Logan Ridge Finance Corporation (LRFC) and acquired Ability Insurance Company
2021
Acquired specialty finance platform, Ovation Partners, expanding team and capabilities
2023
MOUNT LOGAN CAPITAL
2016
New strategy announced, including new CEO Kevin Rendino
2017
Withdrew as a business development company and registered as a closed-end investment company and reduced expenses by 50%
Q4 2023
Balance sheet transition from ~70% private / 30% public to 99% public / 1% private complete
Q4 2024
+205% gross total return of new strategy since restructuring of business in 2017 vs. +69% for Russell Microcap Index offset largely by decline of legacy portfolio leading to -34% change in NAV
180° CAPITAL CORP
Jan 2025
Announced merger with 180 Degree Capital ("TURN"), a closed fund with a strong track record of investing in microcap public companies
Mount Logan completes US GAAP conversion and audit
May 5, 2025
SEC Review
SEC completes review and deems registration statement effective
July 11, 2025
August 22, 2025
Special Meetings of Shareholders to approve mergers
September 2025
Closing of Merger and begin trading on NASDAQ under MLCI
180 Degree Capital gross total return, increase in NAV and increase in stock price materially exceed benchmarks through record date we believe positions us strongly to maximizing NAV into close merger and set stage for future value creation for shareholders.1

1. TURN NAV will be determined at closing based on the terms of the Merger Agreement.

14